October 14, 1997




Mr. Curtis A. Sampson
Chairman & Chief Executive Officer
Hector Communications Corporation
211 South Main Street
Hector, Minnesota 55342

Dear Mr. Sampson:

     Lynch Corporation is willing to consider making an offer for shares in your company at a minimum of $10 per share. Our desire would be to acquire enough new shares from Hector to own 51% of the company.

     I would hope that you would accept an invitation to join the Board of Lynch Corporation and assure you that the management of Hector would play an active role in Lynch's telephony operations.

     Lynch and Hector have known each other for a long time. I know we share the same objectives for our community and employees and particularly our customers. While there may be technical regulatory issues, they do not appear to us to be insurmountable.

     Combining our businesses would create a great team, but should we not agree on terms, we will only proceed on a friendly basis.

     We look forward to chatting with you, perhaps at USTA.

                                        Sincerely,



                                        Eugene P. Connell

EPC/mc